UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

                        Amendment No. 1

            Under the Securities Exchange Act of 1934



                 Ashford Hospitality Trust, Inc.
 --------------------------------------------------------------
                        (Name of Issuer)

                  Common Stock, $0.01 par value
 --------------------------------------------------------------
                 (Title of Class of Securities)


                            044103109
                  ----------------------------
                         (CUSIP Number)


                      Montgomery J. Bennett
                14185 Dallas Parkway, Suite 1100
                       Dallas, Texas 75254
                         (972) 490-9600
  -------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)



                        March 24, 2010
                  ----------------------------
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [    ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 044103109           13D/A                 Page 2 of 6


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Montgomery J. Bennett

-------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [   ]
                                                              (b)  [   ]
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3    SEC USE ONLY
-------------------------------------------------------------------------

4    SOURCE OF FUNDS                                               PF/OO
-------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [   ]
-------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------------
                  |
     NUMBER OF    |
                  |
      SHARES      |7   SOLE VOTING POWER                        5,310,182
                  |------------------------------------------------------
   BENEFICIALLY   |
                  |
     OWNED BY     |8   SHARED VOTING POWER                              0
                  |------------------------------------------------------
       EACH       |
                  |
    REPORTING     |9   SOLE DISPOSITIVE POWER                   5,310,182
                  |------------------------------------------------------
      PERSON      |
                  |
       WITH       |10  SHARED DISPOSITIVE POWER                        0
-------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

    5,310,182
-------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [  ]
-------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.23%
-------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON

    IN
-------------------------------------------------------------------------




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CUSIP NO. 044103109           13D/A                Page 3 of 6


                          Schedule 13D
                          ------------

EXPLANATORY NOTE: The Reporting Person owns approximately 9.23% of the issued and outstanding shares of Common Stock. In connection with the grant of an equity award (none of which is currently convertible (or convertible within sixty (60) days) into shares of Common Stock) to the Reporting Person by the Issuer, the Reporting Person recalculated his ownership percentage based on the number of shares of Common Stock outstanding as of March 1, 2010, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed March 2, 2010. As a result of such recalculation, the Reporting Person's ownership percentage, as reported in his Statement on Schedule 13D filed February 17, 2009 (the "Original 13D"), had increased by more than one percent (1%) due, in large part, to the Issuer's ongoing stock repurchase program. As a result of the increase in the Reporting Person's ownership percentage, the Reporting Person hereby amends and restates, in its entirety, the Original 13D.

Item 1    Security and Issuer
          -------------------

     This Amendment No. 1 to Statement on Schedule 13D ("Amendment No. 1") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Ashford Hospitality Trust, Inc., a Maryland corporation (the "Issuer"), and is being filed by Montgomery J. Bennett (the "Reporting Person"). The principal executive offices of the Issuer are located at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

Item 2    Identity and Background
          -----------------------

    (a)  NAME.  The name of the Reporting Person is Montgomery J.
Bennett.

    (b)  BUSINESS ADDRESS.  The business address of the Reporting
Person is 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

    (c) OCCUPATION AND EMPLOYMENT. The Reporting Person is currently Chief Executive Officer of the Issuer.

    (d) CRIMINAL PROCEEDINGS. During the last five years, the Reporting Person has not been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

    (e) CIVIL PROCEEDINGS. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) CITIZENSHIP. The Reporting Person is a citizen of the United States.


Item 3    Source and Amount of Funds or Other Consideration
          -------------------------------------------------

     The holdings reported by the Reporting Person herein consist of (i) 1,520,554 shares of Common Stock held directly or indirectly by the Reporting Person, (ii) 3,268,528 units of limited partnership interests ("Common Units) in Ashford
Hospitality Limited Partnership, the Issuer's operating

CUSIP NO. 044103109           13D/A                 Page 4 of 6


subsidiary (the "Partnership"), and (iii) 521,100 special long-term incentive partnership units in the Partnership ("LTIP Units" and together with the shares of Common Stock and Common Units held by the Reporting Person, the "Securities"). The Common Units are convertible into cash or, at the option of the Issuer, shares of Common Stock (currently on a 1-for-1 basis). Of the LTIP Units held by the Reporting Person, 281,100 have achieved economic parity with the Common Units and (subject to certain time vesting requirements) are convertible, on a 1-for-1 basis, into Common Units (which, as noted, are then convertible into shares of Common Stock). The remainder of the LTIP Units have not yet achieved economic parity with the Common Units. Unless and until such parity is achieved, the LTIP Units cannot be converted into Common Units or Common Stock. The Securities reported herein were acquired by the Reporting Person in business transactions between the Issuer and the Reporting Person (or entities affiliated with the Reporting Person), officer stock grants and personal funds.

Item 4    Purpose of Transaction
          ----------------------

     The Reporting Person acquired the Securities for investment purposes and not with a view toward or having the effect of directing control over the Issuer. As a result of the Reporting Person's position as Chief Executive Officer of the Issuer and a member of the Issuer's Board of Directors, the Reporting Person may effect a measure of control over the Issuer. The Reporting Person will continue to evaluate his ownership and voting position in the Issuer and may consider the following future courses of action: (i) continuing to hold the Securities for investment; (ii) converting LTIP Units into Common Units, (iii) converting, at the option of the Company, some or all of the Common Units into shares of Common Stock, (iv) disposing of all or a portion of the Securities in open market sales or in privately-negotiated transactions; or (v) acquiring additional shares of the Securities in the open market or in privately-negotiated transactions. The Reporting Person has not as yet determined which of the courses of action specified in this paragraph he may ultimately take. The Reporting Person's future actions with regard to this investment are dependent on his evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Common Stock, the Issuer's business and the Reporting Person's investment portfolio.

Other than as set forth above, the Reporting Person does not have any plans or proposals that would result in any of the following:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board of Directors;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

CUSIP NO. 044103109           13D/A                 Page 5 of 6


     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  any action similar to any of those enumerated above.

Item 5    Interest in Securities of the Issuer
          ------------------------------------

    (a) AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES. The Reporting Person beneficially owns an aggregate of 5,310,182 shares of Common Stock (which includes 3,268,528 Common Units that are presently convertible, at the option of the Issuer, into shares of Common Stock), and an aggregate of 521,100 LTIP Units, collectively representing approximately 9.23% of the Issuer's outstanding Common Stock.

     (b) POWER TO VOTE AND DISPOSE. The Reporting Person has the sole voting and dispositive power over the Securities identified in response to Item 5(a) above; provided, however, neither Common Units nor LTIPs have any voting power unless converted into Common Stock, and they may only be converted into shares of Common Stock at the option of the Issuer.

     (c) TRANSACTIONS WITHIN THE PAST 60 DAYS. On March 24, 2010, the Reporting Person received a grant from the Issuer of 240,000 LTIP Units, none of which currently are convertible into Common Units or shares of Common Stock. Other than such grant described above, the Reporting Person has not effected any transactions in Securities within the 60-day period immediately preceding the date hereof.

     (d)  CERTAIN RIGHTS OF OTHER PERSONS. Not applicable.

     (e)  DATE CEASED TO BE A 5% OWNER.  Not applicable.

Item 6    Contracts, Arrangements, Understandings or
          Relationships with respect to Securities of the Issuer
          ------------------------------------------------------

          Not applicable.

Item 7    Material to be filed as Exhibits
          --------------------------------

          None.

CUSIP NO. 044103109           13D/A                Page 6 of 6




                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.





Date:  April 14, 2010

                                 /s/  MONTGOMERY J. BENNETT
                                 ---------------------------
                                 Montgomery J. Bennett